SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

Name of Registrant: TG Therapeutics, Inc.

Name of persons relying on exemption: Los Angeles County Employees Retirement Association (LACERA) Address of persons relying on exemption: 300 N. Lake Avenue, Pasadena, CA 91101

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear TG Therapeutics, Inc. Shareowner:

Vote “Withhold” for the re-election of Director Nominees Laurence N. Charney, Yann Echelard, Kenneth Hoberman, Daniel Hume, Sagar Lonial, and Michael S. Weiss

As long-term investors vested in TG Therapeutics, Inc.’s future growth and success, LACERA will be voting “Withhold” for the re-election of director nominees Laurence N. Charney, Yann Echelard, Kenneth Hoberman, Daniel Hume, Sagar Lonial, and Michael S. Weiss at TG Therapeutics, Inc. (TG Therapeutics) June 14, 2024, Annual General Meeting for what we believe to be inadequate board succession planning, lagging governance practices, and lagging track record of inclusive recruitment during trailing financial performance. LACERA owns approximately 36,640 shares of TG Therapeutics common stock as of April 17, 2024.

Inadequate Board Succession Planning

  TG Therapeutics maintains a small board of six directors with an average tenure of 10 years and no new directors appointed in 4 years.1

  At the company’s 2023 annual meeting, three directors (members of the nominating and governance committee) received less than majority support and the other three directors received less than 76% support.2

  No disclosure of a board skills matrix disclosing identified requisite skills to oversee future business strategy and risks on investors’ behalf.

Lagging Governance Practices

  No majority vote standard for director elections

  Combined CEO and Chair of the Board

  No Nominating and Governance Committee Charter

  The board maintains a poison pill that has not been submitted to a shareholder vote since its adoption in 2014

Lagging Track Record of Inclusion in Board Recruitment

  TG Therapeutics’ proxy discloses that there is no gender inclusion among current Board members and nominees.3

  Empirical research continues to link diversity with even stronger financial performance. o The National Association of Corporate Directors’ (NACD) 2019 Projections on Emerging Board

Matters highlights, “The stakes for having the right people around the boardroom table have never been higher. Increasingly, directors are recognizing that board composition should

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card. Please do not send us your proxy card.

     support and reflect the strategic needs of the organization… Of particular concern are whether there is enough diversity in the boardroom, whether the board has the right combination of skills and how the board views director tenure.”4 o The top quartile of companies measured on gender diversity among their executive teams were 39% more likely to be in the top quartile of companies for profitability in 2023 – up from 25% in 2020, 21% in 2017 and 15% in 2014.5 o Top-quartile companies measured by ethnic diversity in executive teams were 39% more likely to outperform on profitability than those in the fourth quartile.6

LACERA Believes Robust Board Succession Planning is Key to Board Quality7

  LACERA encourages Boards to be composed of highly talented directors with a diverse set of relevant skills, competencies, and attributes to oversee strategy and risk on investors’ behalf.

  LACERA welcomes a mix of director tenures to ensure both institutional familiarity and fresh perspectives, as a firm’s market environment and business strategies evolve.

  We believe core investor rights ensure fair and equitable treatment of investors and help foster investor confidence and accountability, thereby facilitating capital formation and growth for companies.

Hold Directors Accountable for Poor Board Succession Planning and Governance

LACERA encourages investors to hold director nominees Laurence N. Charney, Yann Echelard, Kenneth Hoberman, Daniel Hume, Sagar Lonial, and Michael S. Weiss accountable for what we believe to be inadequate board succession planning, lagging governance practices, and a lack of track record of inclusion of diverse directors.

As a long-term investor, LACERA believes TG Therapeutics’ board should be comprised of directors able to demonstrate a track record of ensuring a robust and inclusive board refreshment and recruitment process. LACERA attempted to engage TG Therapeutics on the above concerns in September 2023 but has not received a response.

TG Therapeutics, Inc. (ticker:TGTX) stock performance, including dividends, has trailed its peers as measured by the MSCI USA Small Cap Biotechnology industry by 16.5% per year over the past 3 years ending Thursday, June 6, 2024.

Proxy research provider Institutional Shareholder Services Inc. is recommending a “Withhold” vote for all director nominees at TG Therapeutics, Inc. at its June 14, 2024, Annual General Meeting.

Please vote “Withhold” for the re-election of Laurence N. Charney, Yann Echelard, Kenneth Hoberman, Daniel Hume, Sagar Lonial, and Michael S. Weiss at the TG Therapeutics, Inc. June 14, 2024, Annual General Meeting.

Should you have any questions please feel free to contact Dale Johnson, Investment Officer, at djohnson@lacera.com.

Sincerely,

Dale Johnson Investment Officer

Los Angeles County Employees Retirement Association (LACERA)

[1]	https://www.sec.gov/ix?doc=/Archives/edgar/data/1001316/000143774924013719/tgtx20240423_def14a.htm
[2]	https://www.sec.gov/ix?doc=/Archives/edgar/data/0001001316/000155837023011140/tgtx-20230614x8k.htm
[3]	https://www.sec.gov/ix?doc=/Archives/edgar/data/1001316/000143774924013719/tgtx20240423_def14a.htm

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card. Please do not send us your proxy card.

4 National Association of Corporate Directors. 2019. New Voices in the Boardroom: The Gradual Evolution of Board Composition. https://boardleadership.nacdonline.org/rs/815-YTL-682/images/2019%20NACD%20Governance%20Outlook%20Report.pdf?mkt_tok=eyJpIjoiTW1Wak56WmlPVGszW WpWaSIsInQiOiJQR25qeGowODY1bDVGWWFlOVRqdTBtVE45a0k1VW1BUm5sMFpnWUp2a21oXC81d3ZZbVY5c DMybkJUeVQydXl6M3ZIdzdGS0x5aFg2WTJQcUJwenVVRUVobjRYWXpuZzZDU0N6NEhZVnFQYzJIQ0xua3ZXb0 V2NnR3MlVRVWZKN2QifQ%3D%3D

5 McKinsey & Company, “Diversity Matters Even More” by Dame Vivian Hunt, Sundiatu Dixon-Fyle, Celia Huber, Maria del Mar Martinez Marquez, Sara Prince, and Ashley Thomas, December 2023. https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact#/

6 McKinsey & Company, “Diversity Matters Even More” by Dame Vivian Hunt, Sundiatu Dixon-Fyle, Celia Huber, Maria del Mar Martinez Marquez, Sara Prince, and Ashley Thomas, December 2023. https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact#/ 7 LACERA’s Corporate Governance and Stewardship Principles. https://www.lacera.com/sites/default/files/assets/documents/board/Governing%20Documents/BOI%20Policies/CorpG ovPrinciples.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by LACERA. LACERA is not asking for your proxy card. Please do not send us your proxy card.